UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023.

Commission File Number: 001-39038

EQUINOX GOLD CORP.
(Translation of registrant’s name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

EXPLANATORY NOTE

This Amendment to Form 6-K amends the Current Report on Form 6-K of Equinox Gold Corp. filed on February 21, 2023 (the “Initial Form 6-K”), by replacing Exhibit 99.3 filed therewith with Exhibit 99.3 hereto. Other than such amendment, the Initial Form 6-K remains unchanged.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-268499).

EXHIBIT INDEX

Exhibit Number	Description
99.1*	Consolidated Financial Statements for the years ended December 31, 2022 and 2021
99.2*	Management’s Discussion and Analysis for the year ended December 31, 2022
99.3**	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.4*	Consent of Scott Heffernan, M.Sc., P.Geo, dated February 21, 2023
99.5*	Consent of Doug Reddy, M.Sc., P.Geo, dated February 21, 2023
* Previously filed. ** Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: February 23, 2023	By:	/s/ Susan Toews
Name: Susan Toews
Title: General Counsel